UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DIVERSIFIED RESTAURANT HOLDINGS, INC.

(Name of Issuer)

Common Stock

Par Value $0.0001

(Title of Class of Securities)

25532M105

(CUSIP Number)

July 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 25532M105

1	NAMES OF REPORTING PERSONS
CALM WATERS PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,972,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,972,910
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,910
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 25532M105

1	NAMES OF REPORTING PERSONS
RICHARD S. STRONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,972,910
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,972,910
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,910
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a) Name of Issuer: Diversified Restaurant Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices: 27680 Franklin Road Southfield, MI 48034

Item 2.

(a) Name of Persons Filing: Calm Waters Partnership Richard S. Strong

(b) Address of Principal Business Office: All reporting persons may be contacted at: c/o Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, WI 53202

(c) Citizenship: Calm Waters Partnership is a Wisconsin general partnership. Richard S. Strong is a United States citizen.

(d) Title of Class of Securities: Common Stock, Par Value $0.0001 per Share

(e) CUSIP Number: 25532M105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 of the cover pages.

(b)	Percent of Class:

See responses to Item 11 of the cover pages.

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2019

CALM WATERS PARTNERSHIP

By: /s/ Richard S. Strong	By: /s/ Richard S. Strong
Richard S. Strong	Richard S. Strong
Managing Partner

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0001 par value, of Diversified Restaurant Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of July, 2019.

CALM WATERS PARTNERSHIP

By:	/s/ Richard S. Strong	By:	/s/ Richard S. Strong
	Richard S. Strong		Richard S. Strong
Managing Partner